

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2023

Dale W. Boyles
Chief Financial Officer
Warrior Met Coal, Inc.
16243 Highway 216
Brookwood, Alabama 35444

> **Re: Warrior Met Coal, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed February 15, 2023**
> **File No. 001-38061**

Dear Dale W. Boyles:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Properties
Summary of Mineral Reserves, page 56

1. Please disclose your wash plant recovery as a footnote to all of the tabulations that include your reserve estimates to address the requirements in Item 1304(d) of Regulation S-K.

Exhibits 96.1, 96.2, and 96.3
Technical Report Summaries for Mine No. 7, Mine No. 4, and Blue Creek, page 89

2. The remaining comments pertain to each of the three exhibits referenced above and will require revisions to conform to the requirements referenced in the comments. Please discuss the concerns outlined in the comments with the qualified persons involved in preparing the reports and arrange to obtain and file revised technical report summaries that include all of the information that is necessary to support your disclosures of resources and reserves pursuant to Item 1302(a)(1) of Regulation S-K.

Section 1 - Executive Summary
1.6 - Mineral Resource, page ES-1

3.   We note that estimates of resources as reported in this section and elsewhere in the
        Technical Report Summary include estimates of reserves.

        As the qualified person has chosen to disclose mineral resources inclusive of mineral
        reserves, he or she must also clearly state the mineral resources exclusive of mineral
        reserves to comply with Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.

1.7 - Mineral Reserve, page ES-1

4.   The coal price used to estimate the reserves and the wash plant recovery factor should be
        specified to comply with Item 601(b)(96)(iii)(B)(12)(ii) and (iii) of Regulation S-K.

Section 3 - Property Description
3.1 - Location, page ES-3

5.   The location of your mining properties should be described with details that are
        accurate to within one mile, using an easily recognizable coordinate system, and maps
        having engineering details (such as scale, orientation, and titles) that show the location of
        the property to comply with Item 601(b)(96)(iii)(B)(3)(i) of Regulation S-K.

Section 8 - Sample Preparation Analyses and Security
8.2 - Lab Procedures, page ES-8

6.   The qualified person must provide his or her opinion as to adequacy of your sample
        preparation, security, and analytical procedures to comply with Item
        601(b)(96)(iii)(B)(8)(iv) of Regulation S-K.

Section 10 - Mineral Processing and Metallurgical Testing
10.4 - Relevant Results, page ES-10

7.   This section should include an estimate of your wash plant recovery and the qualified
        persons opinion as to adequacy of your metallurgical data to comply with Item
        601(b)(96)(iii)(B)(10)(v) of Regulation S-K.

Section 13 - Mining Methods
13.2 - Production Rates, page ES-13

8.   The annual numerical values of the Life-of-Mine (LOM) production schedule (including
        totals), and descriptions (that include quantification) of any resources and/or adverse tracts
        that are included in your LOM production schedule, along with their potential
        significance/impact on future production, should be provided to comply with Item
        601(b)(96)(iii)(B)(13)(ii) of Regulation S-K.

Section 14 - Processing and Recovery Methods
14.1 - Description or Flowsheet, page ES-14

9.   The historical wash plant recoveries over the last five years and the projected recoveries should be provided to comply with Item 601(b)(96)(iii)(B)(14)(ii) of Regulation S-K.

Section 16 - Market Studies
16.2 - Price Forecasts, page ES-16

10.   The source of the pricing information, the product specifications, and the method of calculation for the forecast pricing should be provided to comply with Item 601(b)(96)(iii)(B)(16)(i) of Regulation S-K.

Section 18 - Capital and Operating Costs
18.1 - Capital Cost Estimate, page ES-18

11.   The annual estimates of capital and operating costs should be provided using a tabular format including major line items and totals along with a statement as to the accuracy of the estimates to comply with Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K.

Section 19 - Economic Analysis
19.2 - Results, page ES-19

12.   The annual after-tax cash flow should be described and illustrated in a tabular format with appropriate line items, such as salable tonnes; coal price; revenues; mining, processing, and general and administrative costs; sustaining/development capital; taxes; royalties; and reclamation/closing costs on an annual basis to demonstrate the economic viability or the project or property to comply with Item 601(b)(96)(iii)(B)(19)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact George K. Schuler, Mining Engineer, at 202-551-3718 if you have questions regarding the engineering comments or Karl Hiller, Branch Chief, at at 202-551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation